ALBERTA COMPLIANCE SERVICES INC.

April 30, 2003


03050784

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated March 25, 2003
2. News Release dated April 22, 2003
3. Interim Financial Statements for the nine months ended February 28, 2003 and BCSC Form 51-901F
4. News Release dated April 30, 2003

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

dlw 5/27

82-5084

GLOBEL
D I R E C T

For Immediate Release
March 25, 2003

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Investor Relations Contact:
Grant Howard
The Howard Group
Phone: (403) 221-0915
howardg@howardgroupinc.com
www.howardgroupinc.com

Globel Direct Updates on Activities ; takes steps to improve financial flexibility

Calgary, Alberta, March 25, 2003, Calgary, Alberta: Globel Direct Inc. ("Globel" or the "Company") *(GBD – TSX Venture)* today provided details of several initiatives designed to improve the Company's financial flexibility. The Company has made an approach to holders of various components of its debt, including the 8% Convertible Debentures, certain shareholder loans and the holder of the Company's outstanding $3 million Convertible Debenture. The goal of these approaches is to engage in dialogue that, if successful, would result in the restructure of the various components of the Company's major debt elements. Specifically, in addition to the financing activities announced on February 25, 2003, the Company has made an offer of early conversion to the holders of the 8% Debentures, which, if fully accepted, would result in the issuance of up to 7.5 million new common shares at $0.12 per share. In addition, the Company is in talks with certain holders of shareholder loans, which aggregate $600,000, to convert these loans to a maximum of 5.0 million new common shares to be issued at $0.12 per share. Finally, the Company has initiated preliminary talks with the holder of its $3,000,000 convertible debenture to determine what various options may exist to reduce the outstanding amounts pursuant to this debenture, including converting a portion of the face value amount to equity. The Company may issue up to an additional 16 million new common shares at $0.12 each to accommodate the ultimate desires of the convertible debenture holder. These above stated issuances for debt conversion would result in a maximum of 28.5 million new common shares issued.

Globel advises that, in addition to the foregoing restructuring activities, the Company also continues to proceed with a non-brokered, best efforts, private placement financing involving a number of private investors including directors, officers and other insiders of Globel. Investors in the proposed private placement will be issued a total of between 8,333,333 and 16,666,666 common shares at a price of $0.12 for each common share issued, for a total aggregate proposed consideration of between $1,000,000 and $2,000,000. This overall activity is a continuation of the financing effort first announced on January 24, 2003 and has a targeted date for completion of April 30,2003. The

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proceeds will be used to advance ongoing efforts to refurbish and strengthen the balance sheet of Globel, augment available working capital, improve financial flexibility and to fund the Company's ongoing business plan.

Globel also announced today that it will be issuing 325,000 warrants to certain officers, directors and other insiders of the corporation in consideration of sponsorship support of a letter of credit. Each warrant will entitle the holder to acquire one common share of Globel for a price of $0.15 for a period of three years from the date of issuance of the warrants.

Completion of each of the above transactions is subject to regulatory approval. It is estimated that Management and insiders will hold 45% of the restructured Company, assuming that all of the initiatives are completed, and therefore these transactions will not result in a change of control.

The Company will ensure that it maintains active communications with its shareholders and clients.

About Globel Direct: ***Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit*** **www.globel.com.**

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GLOBEL
DIRECT

For Immediate Release
April 22, 2003

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct updates on financing activities to improve financial flexibility

Calgary, Alberta, April 22, 2003, Globel Direct Inc. ("Globel" or the "Company") (*GBD – TSX Venture)* today announced that it has completed the initial tranche of a series of recently announced financings totaling CDN$2,000,000. The proceeds of the financings are earmarked for improving the Company's overall financial flexibility for increasing sales activities, implementing new projects/developing new programs, and general working capital.

Pursuant to the private placement, the Company has closed the first tranche of 5,166,666 shares on April 22, 2003 raising $620,000. These newly issued private placement shares are subject to a hold period of four (4) months expiring August 22, 2003. The Company also announced that the holders of outstanding redeemable convertible debentures in the amount of $900,000, originally issued on February 8, 2002 with a conversion price of $0.30, have agreed to convert their debentures to common shares. This conversion is also effective April 22, 2003, under terms similar to the new private placement, requiring the issuance of 7,500,000 new common shares. These newly issued debenture conversion shares will be subject to a two-stage hold period, with 50% of the shares subject to a four (4) month hold period expiring August 22, 2003 and the remaining 50% of the shares subject to an eight (8) month hold period expiring December 22, 2003. Finally, certain holders of the Company's debts totaling $480,000 have also agreed to convert their loans to equity in exchange for the issuance of 4,000,000 new common shares. These 'shares for debt' common shares will be subject to a hold period of four (4) months expiring August 22, 2003. All of the above transactions were completed at a share price of $0.12 as previously announced on March 25, 2003, for a total aggregate issuance of 16,666,666 common shares.

Completion of each of the above transactions is subject to final regulatory approval, as TSX Venture Exchange conditional acceptance has been obtained. As these financings are part of a series of planned financings, the Company will ensure that it maintains active communications with its shareholders and clients.

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About Globel Direct: ***Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit*** **www.globel.com.**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Q3
GLOBEL DIRECT, INC.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2003	2002	2003	2002
REVENUES				
Revenues from operations	$ 4,957,878	$ 5,822,741	$ 14,475,517	$ 17,893,611
Administrative and sundry income	-	13,186	-	32,823
Total revenues	$ 4,957,878	$ 5,835,927	$ 14,475,517	$ 17,926,434
EXPENSES				
Production	$ 2,802,706	$ 3,428,834	$ 8,354,510	$ 11,156,824
Administration	1,271,930	1,396,957	4,403,146	4,751,297
Selling & Marketing	343,318	664,831	1,173,387	1,944,924
Total expenses	$ 4,417,954	$ 5,490,622	$ 13,931,043	$ 17,853,045
Income (loss) before interest, amortization and income taxes	$ 539,924	$ 345,305	$ 544,474	$ 73,389
Bank charges & Interest expense	390,008	147,764	843,024	433,023
Amortization expenses	261,484	375,410	777,705	1,031,022
Income (loss) before income taxes	$ (111,568)	$ (177,869)	$ (1,076,255)	$ (1,390,656)
Income taxes	(50,206)	(111,874)	(484,315)	(744,174)
Net earnings (loss)	$ (61,362)	$ (65,995)	$ (591,940)	$ (646,482)
Retained Earnings (Deficit) Opening	(6,321,771)	118,192	(5,791,193)	761,325
Less:				
Excess of redemption amount over std value of pref shares	-	-	-	(23,148)
Accretion on equity component of convertible debenture net of tax effect	-	(19,747)	-	(59,245)
Retained Earnings (Deficit) Ending	$ (6,383,133)	$ 32,450	$ (6,383,133)	$ 32,450
Earnings (loss) per share (note 3 c)	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.04)

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GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended Feb 28 2003	May 31 2002
ASSETS		
Current Assets		
Cash	$ 58,013	$ 400,937
Accounts receivable	3,481,501	4,216,066
Inventory	247,541	586,868
Deposits and prepaid expenses	764,296	663,526
Income taxes recoverable	636,650	389,789
Total Current Assets	$ 5,188,001	$ 6,257,186
Capital assets	3,634,204	4,176,932
Investments at cost	24,471	24,471
Total Assets	$ 8,846,676	$ 10,458,589
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities		
Bank indebtedness (operating loan)	941,306	1,913,980
Accounts payable and accrued liabilities	3,993,246	3,737,660
Postage advances	1,356,103	1,459,511
Total current before longterm debt/capital leases	$ 6,290,655	$ 7,111,151
Current portion - longterm debt/capital leases/roynat debenture	3,703,716	771,063
Total Current Liabilities	$ 9,994,371	$ 7,882,214
Long term debt	132,200	310,400
Long term accounts payable	385,000	385,000
Due to shareholders	75,000	75,000
Convertible debentures	900,000	3,797,725
Total Liabilities	$ 11,486,571	$ 12,450,339
Shareholders' Equity (Deficiency)		
Share capital	3,743,238	3,686,443
Equity component of convertible debentures	-	113,000
Retained earnings (Deficit)	(6,383,133)	(5,791,193)
Total Shareholders' Equity (Deficiency)	$ (2,639,895)	$ (1,991,750)
Total Liabilities & Equity (Deficiency)	$ 8,846,676	$ 10,458,589

82-5084.

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net income (loss)	$ (61,362)	$ (65,995)	$ (591,940)	$ (646,482)
Items not affecting cash:				
Depreciation, amortization	261,484	375,410	777,705	1,031,022
Future income tax	-	(43,421)	-	(129,967)
Interest accretion on convertible debt	-	28,083	-	84,251
Other	-	88,255	-	22,031
Funds provided by (used in) operating activities	200,122	382,332	185,765	360,855
Changes in operating assets and liabilities:				
Accounts receivable	82,928	590,524	734,535	3,873,372
Prepaids and inventory	(87,492)	(363,529)	238,557	(660,834)
Accounts payable and accrued liabilities	(250,956)	(343,506)	(382,603)	(1,628,427)
Postage advances	(291,062)	699,739	(103,408)	1,167,212
Income taxes payable (recoverable)	197,153	60,584	(246,861)	(845,971)
Changes in operating assets and liabilities	(349,429)	643,812	240,220	1,905,352
Cash provided by (used in) operating activities	$ (149,307)	$ 1,026,144	$ 425,985	$ 2,266,207
FINANCING ACTIVITIES				
Repayment of long-term debt	$ (67,500)	$ (67,346)	$ (219,855)	$ (285,181)
Issue of shares (net)	-	-	-	2,887
Pay down of TD operating line	-	-	(1,913,980)	-
Express Operating line	(200,298)	-	941,305	-
Proceeds from sale of convertible debentures		175,000	-	175,000
TD short term loan - part of the financed line	(76,098)	-	-	-
Shareholders loan	520,000	75,000	775,000	75,000
New debt financing		550,000		550,000
Redemption of preferred shares	-	-	-	(47,241)
Cash interest payments on convertible debenture	(80,656)	(60,491)	(181,476)	(181,477)
Cash provided by financing activities	$ 95,448	$ 672,163	$ (599,006)	$ 288,988
INVESTING ACTIVITIES				
Purchase of Globel.com Domain Name	$ -	$ -	$ -	$ (11,460)
Shares issued - interest payments on 8% convertible debenture	65,074	-	65,074	-
Purchase of capital assets	(54,914)	(269,796)	(234,977)	(524,768)
Cash used in investing activities	$ 10,160	$ (269,796)	$ (169,903)	$ (536,228)
Decrease (increase in bank indebtedness)	$ (43,699)	$ 1,428,511	$ (342,924)	$ 2,018,967
Cash (bank indebtedness), beginning of period	$ 101,712	$ 17,784	$ 400,937	$ (572,672)
Cash (bank indebtedness), end of period	$ 58,013	$ 1,446,295	$ 58,013	$ 1,446,295

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FORM 51-901F

Quarterly Report

Incorporated as part of:	________ Schedule A
	X Schedules B & C
ISSUER DETAILS:	
NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	February 28, 2003
DATE OF REPORT:	April 29, 2003
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J.R. Richardson	"J.R. Richardson"	April 29, 2003
NAME OF DIRECTOR		DATED
Daryl Gilbert	"Daryl Gilbert"	April 29, 2003
NAME OF DIRECTOR		DATED

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Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of nine months ended February 28, 2003 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2002, the Corporations latest annual report.

3. Share Capital

a. Authorized:

Unlimited number of Common voting shares
Unlimited number of First Preferred shares, issuable in series
Unlimited number of Second Preferred shares, issuable in series

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2002	17,237,680	$3,686,443
Issued Aug 9, 2002 (int pmt on convertible debentures)	160,800	$ 24,821
Issued February 28, 2003 (int pmt on convertible debentures)	360,986	$ 31,974
Balance, February 28, 2003	17,717,466	$3,743,238

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 17,093,054 (2002 – 16,944,498). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Bank Indebtedness

Effective July 27, 2002, the Corporation entered into an agreement for a revolving line of credit to fund it's operations from Express Commercial Services, in exchange for a 1st charge against the Corporations' Accounts Receivables, which is being stepped up to replace the current operating loan from TD Bank. As @ February 28, 2003 the Corporation had a balance from the new agreement in the amount of $941,306. Under this new lending facility, the Company can borrow up to $5,000,000, depending on value of Accounts Receivables pledged against it. The Company will receive up to 75% of its Accounts Receivables under 90 days, with the remainder received as collected by ECS. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables.
The TD operating facility was repaid by August 31, 2002 in the amount of $1,426,551, leaving a current amount due at the end of the August of $323,449 converted to a short term loan which was repaid to TD Bank in weekly payments of $19,027 plus interest at prime plus 1.5% until fully repaid. The balance outstanding was fully repaid as @ December 27, 2002, and security was discharged.

5. Long Term Debt

Included in Current portion of long-term debt is the $3,000,000 convertible debenture with Roynat Capital Inc. The Company is currently in the process of renegotiating this instrument, and as such has changed it's classification, formerly with $113,000 in shareholders' equity, and $2,887,000 as long term debt – Convertible Debentures, due to the debenture expiry date of December 31, 2003.

6. Related Party transactions

Included in accounts payable and accrued liabilities are new short term loans from certain officers, directors, and existing shareholders of the Company of $775,000 bearing interest at 8% payable semi-annually.

7. Subsequent Events

Subsequent to February 28, 2003 the Company has closed its first restructuring effort. This effort included the conversion of $900,000 of its Convertible Debentures at $0.12 per common share, for an issuance of 7,500,000 common shares. Holders of certain shareholder loans also converted as part of the same closing in the amount of $480,000 of loans at $0.12 per common share, for an issuance of 4,000,000 common shares.
As part of it's current private placement, the Company is also proceeding with a private placement to raise between $1,000,000 and $2,000,000. To date, the company has raised $620,000, issuing 5,166,667 new common shares at $0.12 per common share.

On April 16, 2003 the Company reached a settlement to exit the property lease it held on its previous premises in Toronto. The settlement agreement calls for a balloon payment of $60,000 immediately, a $40,000 payment due in October, 2003, and 48 monthly payments of $5,000 each, for a total settlement of $340,000. The Company will record this liability in its fourth quarter as a long term accounts payable, and will be subsequently reduced as payments are made.

8. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Edwin M. Gades	- Vice President, Western Operations
Leslie R. Byle	- Chief Financial Officer

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Schedule C

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's third quarter ended February 28, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

Globel Direct has successfully reached an agreement with a key supplier to reduce its accounts payable by $0.9 million in order to secure a long-term relationship. This accounts payable reduction has contributed to the positive change in cost of sales over the prior year.

Revenue

Revenue in the third quarter ended February 28, 2003 decreased by 15% to $4.9 million compared to $5.8 million in 2002. Year to date revenue has decreased to $14.4 million compared with $17.9 million for the same period in 2002. The decrease primarily results from sales declines in Canadian direct marketing services and domestic direct mail operations, as customers deferred spending decisions as a result of current macroeconomic and geopolitical conditions, as well as the Company's decision to exit unprofitable business.

Expenses

Expenses in the third quarter of it's fiscal year 2003 were $4.4 million compared to $5.4 million in 2002, a decrease of 20%. Production expenses decreased to $2.8 million in 2003 from $3.4 million in 2002 yielding a gross margin of 43% as compared to 41% in 2002. Administration, selling and marketing expenses have also decreased in the third quarter to $1.6 million from $2.0 million in 2002.

Year to date expenses are $13.9 million compared to $17.8 million for 2002, a decrease of 22%. Production expenses year to date have decreased to $8.3 million from $11.1 million in 2002. Selling, Marketing, and Administrative expenses have decreased to $5.5 million year to date from $6.6 million for the prior year. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest and Amortization

Interest expense for the third quarter has increased to $0.39 million from $0.14 million in the year prior due to the higher borrowing costs the Company was required to pay to support it's debt financings.
Amortization expense for the third quarter has decreased to $0.26 million for the quarter from $0.37 million for the prior year due to the Company's latest year end write off of it's intellectual capital associated with it's E-Seminar business line.

Year to date Interest expenses have increased to $0.84 million from $0.43 million for the prior year.

Amortization expenses year to date have decreased to $0.78 million from $1.03 million for the same period of the prior year.

Income Taxes

Income taxes reflect a recovery of $0.05 million for the third quarter compared with $0.11 million in the prior year due to tax losses from operations. Year to date income taxes reflect a recovery for the current period of $0.48 million, down from a recovery position in the year prior of $0.74 million.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt, capital leases, and debentures expiring within 12 months) was in a negative position at the end of it's third quarter of $1.1 million, compared to a negative position of $0.8 million at its recent year ended May 31, 2002, yielding a working capital ratio of 0.82 versus 0.88 from the fiscal year end. The decrease in working capital was primarily due to reduced accounts receivable and inventory levels as a result of seasonality.

Globel Direct also has also repaid its operating line of credit with the TD Bank in the amount of $1.9 million during its first three quarters, with $0.07 million repaid in the third quarter. The Company has successfully repaid TD in its entirety as of the end of December, out of operating cash flows, and security has been discharged.

Globel Direct entered into a new lending arrangement with Express Commercial Services (ECS) during it's first quarter. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its third quarter, the amount currently owed to ECS was $0.9 million.

The Company also received additional $520,000 short-term loans during the third quarter from existing shareholders in exchange for a promissory note, for a year to date total of $775,000.

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The Company is currently in negotiations with Roynat Capital Inc, the holder of the $3,000,000 Convertible Debenture, currently due December 31, 2003. As this Debenture is due within 12 months, Globel Direct has reclassed the full value of this Debenture to Current Portion of Long Term Debt, formerly classified as $113,000 in Shareholders' Equity, and the remainder of $2,887,000 as Long Term Debt.

As a subsequent event, in accordance with the Company's press release dated March 25, 2003, the first tranche of restructurings was closed. This tranche included the conversion of $900,000 of convertible debentures, $480,000 of short-term shareholder loans, and new private placement proceeds of $620,000, resulting in the issuance of 16,666,667 new common shares at $0.12 per common share. The Company continues to work towards converting additional debt, and closing additional private placements in accordance with its March 25, 2003 press release. The effect of these transactions will have a positive effect on the Company's balance sheet presentation. This effect means that Accounts Payable & Accrued Liabilities will reduce by a total of $480,000, Long-term Debt – Convertible Debentures will reduce by a total of $900,000, Cash will increase by $620,000, and Shareholders Equity – Share Capital will increase by $2,000,000. In summary, if these transactions were applied retroactively to the February 28, 2003 Balance Sheet date, the Working Capital deficit of $1.1 million, would be eliminated, raising the working capital ratio to 1.00 from 0.82.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological deve lopment and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Outlook

The Corporation expects this fiscal year to recover to profitability as the balance of the fiscal year progresses.

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GLOBEL
DIRECT

For Immediate Release
April 30, 2003

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel direct, inc. Posts Financial Results on SEDAR and Corporate Website

CALGARY, April 30 /CNN Matthews/ -Globel Direct, inc. (the "Company") announces that it has posted its third quarter unaudited financial statements for the period ended February 28, 2003 and its Management Discussion and Analysis for the corresponding period on SEDAR (www.sedar.com) as well as on its corporate website (www.globel.com).

About Globel Direct: ***Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit*** **www.globel.com.**